UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the plan year ended December 31, 2010

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-6645

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

B.	Name of the issuer of securities held pursuant to the plan and the address of it’s principal executive office:

THE MANITOWOC COMPANY, INC.

2400 South 44th Street
Manitowoc, WI  54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. Retirement Savings Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc.
Retirement Savings Plan
Manitowoc, Wisconsin

Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

The Manitowoc Company, Inc.

Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Manitowoc Company, Inc.

Retirement Savings Plan

Manitowoc, Wisconsin

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Wipfli LLP

June 7, 2011

Appleton, Wisconsin

The Manitowoc Company, Inc.

Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Assets

Investments - Interest in The Manitowoc Company, Inc. Employees’ Profit Sharing Trust, at fair value	$128,464,094	$117,705,054

Receivables:
Employer contributions	5,953	162,716
Participant contributions	37,335	19,866
Interest	15,113	7,597
Notes receivable from participants	685,551	757,995

Total receivables	743,952	948,174

Total assets	129,208,046	118,653,228

Liabilities

Pending distributions payable	39,892	51,976

Net assets available for benefits, at fair value	129,168,154	118,601,252

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(390,309)	425,279

Net assets available for benefits	$128,777,845	$119,026,531

See accompanying notes to financial statements.

The Manitowoc Company, Inc.

Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009

Investment income - Interest in net appreciation in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$15,237,753	$2,960,069

Interest income on notes receivable from participants	40,146	2,706

Contributions:
Employer	433,706	327,721
Participant	2,221,037	1,506,186
Rollover	2,236	89,388

Total contributions	2,656,979	1,923,295

Transfers from other plans	59,249	103,637,232

Deductions:
Benefits paid to participants	8,036,463	364,426
Plan administrative expenses	206,350	26,739
Transfers to other plans	0	5,418,121

Total deductions	8,242,813	5,809,286

Net increase in net assets available for benefits	9,751,314	102,714,016
Net assets available for benefits at beginning	119,026,531	16,312,515

Net assets available for benefits at end	$128,777,845	$119,026,531

See accompanying notes to financial statements.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 1                                                             Plan Description

The following description of The Manitowoc Company, Inc. Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a retirement savings plan under Section 401(k) of the Internal Revenue Code (IRC).  The Plan is available to all eligible employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who have completed either a probationary period with a participating company or six months, whichever is shorter.  An eligible employee is an hourly employee of a participating company who is covered by a collective bargaining agreement between the participating company and the union representing employees of the participating company.  Participating companies in the Plan are Manitowoc Cranes, Inc. and Manitowoc FSG Operations, LLC, which are all wholly owned subsidiaries or divisions of the Company.

Enodis Corporation was purchased by the Manitowoc Company, Inc. in 2008.  Effective December 31, 2009, eligible employees of the previous Enodis Corporation 401(k) Plan who were collectively bargained employees merged into The Manitowoc Company, Inc. Retirement Savings Plan.  Eligible employees include domestic employees who are covered by a collective bargaining agreement between the participating company and the union representing employees of the participating company.  Participating companies in the Plan are collectively bargained employees of Lincoln Food Service Products, LLC; collectively bargained employees of Jackson MSC, LLC; collectively bargained employees of Delfield, LLC; collectively bargained employees of Garland Commercial Industries, Inc.; and collectively bargained employees of Cleveland Range, LLC.  Employees are eligible to participate at the beginning of the first pay period following date of hire.  Employees are eligible for Company contributions after being employed for one year and having worked 1,000 hours of service.  Participants are automatically enrolled after meeting eligibility requirements at a contribution rate of 3% of gross wages.  Investments in the amount of $23,206,084 and notes receivable from participants in the amount of $715,986 make up the total transfer from Enodis Corporation 401(k) Plan at December 31, 2009.

In January 2009, the Company sold Bay Shipbuilding, Co.; Manitowoc Marine Group, LLC; and Marinette Marine Co., Inc. which were participating companies in the Plan as described above.  Net assets totaling $5,418,121 were transferred out of the Plan related to the sale.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 1                                                             Plan Description (Continued)

General (Continued)

Effective December 31, 2009, The Manitowoc Cranes, Inc. Hourly Paid Employees’ Deferred Profit Sharing Plan, The Manitowoc Ice, Inc. Hourly Paid Employees’ Deferred Profit Sharing Plan, and participants in the Enodis Corporation 401(k) Plan covered under the collective bargaining agreements as discussed above were merged into the Plan.

The following are the components of transfers from other plans:

	2010	2009

The Manitowoc Cranes, Inc. Hourly Paid Employees’ Deferred Profit Sharing Plan:
Investments	$0	$42,581,142

The Manitowoc Ice, Inc. Hourly Paid Employees’ Deferred Profit Sharing Plan:
Investments	0	37,134,020

Enodis Corporation 401(k) Plan:
Investments	0	23,206,084
Notes receivable from participants	0	715,986

Total transfer from Enodis Corporation 401(k) Plan	0	23,922,070

The Manitowoc Company, Inc. 401(k) Retirement Plan:
Investments	59,249	0

Transfer from other plans	$59,249	$103,637,232

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 1                                                             Plan Description (Continued)

Contributions

Participants may elect to contribute from 1% to 75% of eligible compensation up to a maximum contribution allowable under the IRC.  The Plan also allows direct rollovers from other qualified plans.  Rollovers are not matched.  In 2009, participants that are employed by Manitowoc Cranes, Inc. who are members of the Boilermakers Union - Local No. 443 received matching contributions at the rate of 25% of the first 4% of eligible compensation.  The Office and Professional Employees International Union Local No. 9 - AFL-CIO at Manitowoc Cranes, Inc. also received matching contributions at the rate of 25% of the first 4% of eligible compensation.

Those participants that are employed by Manitowoc Cranes, Inc. who are members of the Local Lodge 516 of the International Association of Machinist and Aerospace Workers Union AFL-CIO received matching contributions at a rate of 50% of the first 4% of eligible compensation.  Effective March 1, 2009, those participants that are employed by Manitowoc Cranes, Inc. who are members of the International Brotherhood of Electrical Workers - Local 158 received matching contributions at a rate of 25% of the first 4% of eligible compensation.  Effective August 31, 2009, all matching contributions were suspended.

Effective October 3, 2010, the Company reinstated matching contributions.  Participants that are employed by Manitowoc Cranes, Inc. who are members of the Boilermakers Union - Local No. 443; Office and Professional Employees International Union Local 9 - AFL-CIO; and International Brotherhood of Electrical Workers - Local 158 received matching contributions at the rate of 12.5% of the first 4% of eligible compensation.  Participants that are employed by Manitowoc Cranes, Inc. who are members of Local Lodge 516 of the International Association of Machinist and Aerospace Workers Union AFL-CIO received matching contributions at the rate of 25% on the first 4% of eligible compensation.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 1                                                             Plan Description (Continued)

Contributions (Continued)

Participants that are employed by Garland Commercial Industries, Inc. who are members of Teamsters Local Union 401 and participants who are employed by Cleveland Range, LLC and who are members of International Union United Automobile, Aerospace, and Agricultural Implement Workers of America Local 70, receive a safe harbor matching contribution up to 100% of the first 3% and 50% of the next 2% of a participant’s compensation.  They also receive a fixed profit sharing contribution equal to 2% of participant’s eligible compensation and are eligible for Company discretionary profit sharing contribution.  Effective July 31, 2009, the Company suspended the discretionary profit sharing contribution.  The safe harbor matching contribution, as well as the fixed profit sharing contribution are subject to a 12-month waiting period.

Participants who are employed by Jackson MSC, LLC who are members of United Steelworkers-USW AFL-CIO-CLC, Local 14300 received matching contributions equal to 50% on the first 2% of compensation through July 22, 2010.  Effective July 22, 2010, these employees receive a 50% matching contribution on the first 3% of eligible compensation.  Participants who are employed by Delfield, LLC and are members of United Steelworkers AFL-CIO-CLC, Local 2-585 received matching contributions up to 10% of eligible compensation through June 30, 2010.  Effective July 1, 2010, these employees receive a 50% matching contributions on the first 3% of eligible compensation.

Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the IRC.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants’ Accounts

All investments in participants’ accounts are participant-directed.  The Plan allows participants to select from a variety of investment options including common/collective trust funds, mutual funds, and a money market fund.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 1                                                             Plan Description (Continued)

Participants’ Accounts (Continued)

Each participant’s account is credited with the participant’s contributions, Company’s contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections).  Plan earnings/losses are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests.  Benefits are payable in one lump sum, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.  Distributions may be made as soon as administratively feasible.

Vesting

All employee and rollover contributions and related earnings are 100% vested immediately.  Company contributions for Manitowoc Cranes, Inc. and Manitowoc FSG Operations, LLC vest subject to a six-year graded vesting schedule.  Participants covered by collective bargaining agreements with Cleveland Range, LLC; Delfield, LLC; Garland Commercial Industries, Inc.; and Jackson MSC, LLC are 100% vested immediately in the Company’s matching contribution plus actual earnings/losses thereon.  Vesting in the Company’s profit sharing contributions plus actual earnings/losses thereon is based on years of continuous service.  The Company’s profit sharing contributions vest at the rate of 20% per year beginning with the first year and with 100% vesting after five years of service.  Participants who leave the Company because of normal retirement, disability, or death are considered to be 100% vested.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 1                                                             Plan Description (Continued)

Notes Receivable From Participants

In the event of financial hardship as defined by Internal Revenue Service regulations, Manitowoc Cranes, Inc. and Manitowoc FSG Operations, LLC participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their employee and rollover contributions account balance.  The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Interest rates on existing loans range from 4.25% to 9.25%.  Loans are repaid through payroll deductions over a period not to exceed five years.

Participants covered by collective bargaining agreements with Cleveland Range, LLC; Delfield, LLC; Garland Commercial Industries, Inc.; Jackson MSC, LLC; and Lincoln Food Service Products, LLC could borrow from their fund accounts.  Loans could be made to the lesser of $50,000 or one-half of vested interest with a $1,000 minimum.  Loan terms could not exceed five years except for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate of 1% over the prime rate at the date of the loan.  Principal and interest are paid ratably through payroll deductions.

Expenses of the Plan

Administrative expenses of the Plan are paid from the assets of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”).

Forfeitures

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $265,844 and $236,364, respectively.  As of December 31, 2010, these accounts will be used to reduce future employer contributions.  As of December 31, 2009, $0 was available to reduce future employer contributions, $86,246 to pay plan administrative expenses, and $53,005 to be reallocated to participants.  During 2010 and 2009, $181,459 and $53,153, respectively, were reallocated to participants, while $85,208 and $0 were used to reduce future employer contributions.  In addition, during 2010, $86,246 was used to pay administrative expenses.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 1                                                             Plan Description (Continued)

Transfers From Other Plans

The Plan and the Company allow participants to transfer account balances between other plans sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time.  In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 2                                                             Summary of Significant Accounting Policies

Method of Accounting

The accompanying financial statements of The Manitowoc Company, Inc. Retirement Savings Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 2                                                             Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are commingled with other plans of The Manitowoc Company, Inc. in the Master Trust.  Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of the defined investment options.

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Pending Distributions Payable

Pending distributions payable on the statements of net assets available for benefits include distributions requested prior to year-end, but completed subsequent to year-end.

New Accounting Pronouncement

During 2010, the Plan adopted Accounting Standards Update (ASU) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 requires defined contribution plans to classify loans to participants as notes receivable from participants.  The classification of participant loans as notes receivable acknowledges that participant loans are unique from other investments, and measuring participant loans at their unpaid principal balance plus any accrued but unpaid interest is more meaningful to users of financial statements rather than measuring participant loans at fair value.  A reclassification of the 2009 participant loans from investments to notes receivable from participants was made due to the adoption of ASU 2010-25.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 2                                                             Summary of Significant Accounting Policies (Continued)

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

Note 3                                                             Investments in the Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other retirement plans sponsored by The Manitowoc Company, Inc.  Each participating retirement plan has an undivided interest in the Master Trust.  The assets of the Master Trust are held by Marshall & Ilsley Trust Company, N.A. (M&I).

The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss), actual distributions, and allocated administrative expenses.  At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Master Trust was approximately 24%.

Transfers in and out of the Master Trust and certain administrative expenses are specifically identified with the particular plan.  Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based on the ratio of the investment balances of the plans.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 3                                                             Investments in the Master Trust (Continued)

The Plan’s approximate allocated share of the net assets of each fund in the Master Trust at December 31 was:

	2010	2009

American Beacon International Equity Fund	21%	26%
American Beacon Large-Cap Value Fund	30%	30%
American EuroPacific Fund	21%	19%
Blackrock Equity Dividend Fund	16%	6%
Buffalo Small-Cap Fund	23%	18%
Columbia Acorn Fund	22%	22%
Columbia Acorn International	24%	5%
Columbia Mid-Cap Value Opt Fund	18%	*
Davis NY Venture Fund	16%	16%
Fidelity ContraFund	16%	16%
Fidelity Low-Priced Stock Fund	15%	13%
Capital Preservation Fund**	30%	30%
Harbor Mid-Cap Growth Fund	13%	13%
Janus Growth & Income Fund	26%	27%
Lord Abbett Small-Cap Fund	10%	7%
Manitowoc Aggressive Growth Fund	23%	23%
Manitowoc Company Stock Fund	35%	35%
Manitowoc Conservative Growth Fund	23%	17%
Manitowoc Moderate Growth Fund	20%	19%
Marshall Prime Money Market Fund	24%	32%
Oakmark Equity Fund	17%	35%
PIMCO Funds Total Return Fund	10%	7%
Riversource Mid-Cap Value Fund	3%	17%
Vanguard Institutional Index Fund	15%	16%
Wells Fargo Advantage Small-Cap Disciplined Fund	29%	29%

*Fund not held at year-end.

**Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 3                                                             Investments in the Master Trust (Continued)

Net assets held by the Master Trust at December 31 are as follows:

	2010	2009

Investments with fair value determined by quoted market price:
Common/collective trust funds*	$287,824,125	$272,227,880
Mutual funds	243,709,903	220,295,312
Money market fund	27,030	10,235

Net assets of the Master Trust	531,561,058	492,533,427

Less - Net assets allocated to The Manitowoc Company, Inc. 401(k) Retirement Plan	403,487,273	374,403,094

Net assets allocated to the Plan at contract value	$128,073,785	$118,130,333

*Shown at contract value which is the relevant measurement attribute for the Capital Preservation Fund.

Investment income in the fair value of investments recognized by the Master Trust for the years ended December 31, 2010 and 2009, was allocated as follows:

	2010	2009

Investment income:
Interest and dividends	$3,963,289	$2,943,199
Net appreciation in fair value of investments	57,507,608	41,538,131

Total investment income of the Master Trust	61,470,897	44,481,330

Less - Investment income allocated to The Manitowoc Company, Inc. 401(k) Retirement Plan	46,233,144	41,521,261

Net investment income allocated to the Plan	$15,237,753	$2,960,069

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 3                                                             Investments in the Master Trust (Continued)

During 2010 and 2009, the Master Trust’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

	2010	2009

Common/collective trust funds	$31,372,269	$30,216,122
Mutual funds	26,135,339	11,322,009

Net appreciation	$57,507,608	$41,538,131

Investments that represent 5% or more of the Master Trust’s net assets as of December 31, 2010 and 2009, are as follows:

	2010	2009

Manitowoc Moderate Growth Fund	$45,792,413	$41,806,644
The Manitowoc Company, Inc. Common Stock Fund	94,177,770	69,003,271
Capital Preservation Fund*	123,930,787	140,440,750
PIMCO Funds Total Return Fund	45,517,445	38,632,160
Vanguard Institutional Index Fund	32,791,016	31,117,737

*Investment shown at contract value which is the relevant measurement attribute for fully benefit-responsive investment contracts.

Note 4                                                             Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1                                                          Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                                             Fair Value Measurements (Continued)

Level 2                                                          Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets.

•                  Quoted prices for identical or similar assets or liabilities in inactive markets.

•                  Inputs other than quoted prices that are observable for the asset or liability.

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                          Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies at December 31, 2010 and 2009.

Common/collective trust funds:  Valued at the net asset value (NAV) of units held by the Plan at year-end, provided by the administrator of the fund.  The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on the underlying investments which are traded on an active market.  The Capital Preservation Fund is a common/collective trust which holds a guaranteed investment contract.  The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                                             Fair Value Measurements (Continued)

Mutual funds:  Valued at the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

Money market fund:  Valued using $1 for the NAV.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                                             Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Common/collective trust funds:
Growth funds	$0	$69,949,515	$0	$69,949,515
Common Stock fund	0	94,177,770	0	94,177,770
Capital Preservation fund	0	125,042,641	0	125,042,641

Total common/collective trust funds	0	289,169,926	0	289,169,926

Mutual funds:
Balanced funds	96,415,758	0	0	96,415,758
Bond fund	45,517,445	0	0	45,517,445
Growth funds	71,245,675	0	0	71,245,675
Value funds	23,571,423	0	0	23,571,423
Allocation fund	6,959,602	0	0	6,959,602

Total mutual funds	243,709,903	0	0	243,709,903

Money market fund	0	27,030	0	27,030

Total assets at fair value	$243,709,903	$289,196,956	$0	$532,906,859

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 4                                                             Fair Value Measurements (Continued)

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Common/collective trust funds:
Growth funds	$0	$62,783,859	$0	$62,783,859
Common Stock fund	0	69,003,271	0	69,003,271
Capital Preservation fund	0	138,952,969	0	138,952,969

Total common/collective trust funds	0	270,740,099	0	270,740,099

Mutual funds:
Balanced funds	89,273,646	0	0	89,273,646
Bond fund	38,632,160	0	0	38,632,160
Growth funds	63,625,490	0	0	63,625,490
Value funds	21,216,618	0	0	21,216,618
Allocation fund	7,547,398	0	0	7,547,398

Total mutual funds	220,295,312	0	0	220,295,312

Money market fund	0	10,235	0	10,235

Total assets at fair value	$220,295,312	$270,750,334	$0	$491,045,646

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 5                                                             Net Asset Value Per Share

The following table sets forth additional disclosures of the Master Trust’s investments whose fair value is estimated using net asset value per share as of December 31, 2010 and 2009:

	Fair Value Estimated using Net Asset Value
	per Share as of December 31, 2010
				Other
		Unfunded	Redemption	Redemption	Redemption
Investment	Fair Value*	Commitment	Frequency	Restrictions	Notice Period

Manitowoc Moderate Growth Fund (a)	$45,792,413	$0	Daily	Written or telephone notice	1 day

The Manitowoc Company, Inc. Common Stock Fund (b)	94,177,770	0	Daily	Written or telephone notice	1 day

Capital Preservation Fund** (c)	123,930,787	0	Daily	Written or telephone notice	1 day

	Fair Value Estimated using Net Asset Value
	per Share as of December 31, 2009
				Other
		Unfunded	Redemption	Redemption	Redemption
Investment	Fair Value*	Commitment	Frequency	Restrictions	Notice Period

Manitowoc Moderate Growth Fund (a)	$41,806,644	$0	Daily	Written or telephone notice	1 day

The Manitowoc Company, Inc. Common Stock Fund (b)	69,003,271	0	Daily	Written or telephone notice	1 day

Capital Preservation Fund** (c)	140,470,750	0	Daily	Written or telephone notice	1 day

*The fair value of the investment has been estimated using the net asset value of the investment.

**Shown at contract value which is the relevant measurement attribute for the Capital Preservation Fund.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 5                                                             Net Asset Value Per Share (Continued)

a)              The strategy of this investment is to diversify investments equally between fixed income and equity securities.  The strategy invests 45% of its assets in fixed income securities and 55% of the assets in equity securities.  The objective of this asset class is balanced between capital appreciation and preservation of principal.  Periodically, this fund will be rebalanced back to its stated Investment Policy objective of 45% fixed income securities and 55% equity securities.

b)             This is a single stock portfolio that tracks the performance of The Manitowoc Company, Inc. Common Stock.  The price of the stock can fluctuate from day-to-day or month-to-month, and is designed for individuals who invest for the long-term and can tolerate short-term volatility.

c)              The strategy of this investment is the preservation of capital, as well as to provide a competitive level of income over time with the preservation of capital.  To achieve its investment objectives, the manager will invest primarily in the Fidelity Managed Income Portfolio II (MIP II) Fund.  MIP II will be supplemented with the Marshall Money Market Fund (Class Y) to help to provide additional liquidity in order to meet regular withdrawals.

Note 6                                                             Investment Contract

The Plan has entered into a benefit-responsive guaranteed investment contract with M&I.  M&I maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  The guaranteed investment contract is presented on the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits.  Contract value, as reported to the Plan by M&I, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 6                                                             Investment Contract (Continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.  The guaranteed investment contract does not permit the agreement to be terminated to the scheduled maturity date.  There are no guarantees or limitation on the contract at December 31, 2010 and 2009.

	2010	2009

Average yields:
Based on actual earnings	1.83%	2.03%
Based on interest rate credited to participants	1.97%	1.64%

Note 7                                                             Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of ERISA regulations.

Certain plan investments are common/collective trust funds and guaranteed investment contracts managed by M&I.  M&I is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  In addition, the Plan pays certain administrative expenses to M&I, as described in Note 1.  Fees paid by the Plan to the trustee for administrative expenses amounted to $153,695 and $20,423 for 2010 and 2009, respectively.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 8                                                             Tax-Exempt Status of the Plan

On June 2, 2004, the Internal Revenue Service (IRS) declared that the Plan is qualified pursuant to Section 401 of the Internal Revenue Code.  Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan.  Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 9                                                             Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010, to Form 5500:

Net assets available for benefits per the financial statements	$128,777,845
Deemed distributions on defaulted loans	(34,622)

Net assets available for benefits per Form 5500	$128,743,223

The following is a reconciliation of the change in net assets available for benefits per the financial statements at December 31, 2010, to Form 5500:

Net increase in net assets available for benefits per the financial statements	$9,751,314
Deemed distributions on defaulted loans	(34,622)

Change in net assets per Form 5500	$9,716,692

No reconciliation was needed for 2009.

The Manitowoc Company, Inc.

Retirement Savings Plan

Notes to Financial Statements

Note 10                                                      Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 11                                                      Voluntary Correction Program

The Company has filed a Voluntary Correction Program (VCP) submission with the IRS to address the manner in which Plan hardship and in-service distributions were approved for Plan participants.  These items did not have a material impact on the Plan’s net assets available for benefits, and the Company does not expect the VCP submission to affect the Plan’s tax status.

Note 12                                                      Reclassifications

Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 classifications.

Supplemental Schedule

The Manitowoc Company, Inc.

Retirement Savings Plan

Plan’s EIN #39-0448110   Plan #019

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or		Current
or Similar Party	Maturity Value	Cost	Value

Participant loans*	Due dates range from 1 to 5 years - Interest rates range from 4.25% to 9.25%	$0	$650,929

*Denotes party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 28th day of June, 2011.

THE MANITOWOC COMPANY, INC.
RETIREMENT SAVINGS PLAN

/s/ Glen E. Tellock
Glen E. Tellock
Chairman and Chief Executive Officer

/s/ Carl J. Laurino
Carl Laurino
Senior Vice President and Chief Financial Officer

/s/ Thomas G. Musial
Thomas G. Musial
Senior Vice President of Human Resources and Administration

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI LLP	X